Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31,
	2007	2006
Earnings:
Income before income tax expense and minority interest in subsidiaries	$2,568	$2,668
Add:
Equity earnings from affiliates	(196)	(492)
Dividends received from affiliates	158	121
Fixed Charges (excluding capitalized interest)	546	495
Amortization of capitalized interest	17	18

Total earnings available for fixed charges	$3,093	$2,810

Fixed charges:
Interest on debt and finance lease charges	$458	$412
Capitalized interest	18	9
Interest element on rental expense	88	83

Total fixed charges	$564	$504

Ratio of earnings to fixed charges	5.5	5.6